SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

TIMCO Aviation Services, Inc.

(Name of Subject Company (Issuer))

TIMCO Aviation Services, Inc.

(Names of Filing Persons (Offeror))

8% Senior Subordinated Convertible PIK Notes Due 2006
8% Junior Subordinated Convertible PIK Notes Due 2007

(Title of Classes of Securities)

8% Senior Subordinated Convertible PIK Notes Due 2006: 887151AA6
8% Junior Subordinated Convertible PIK Notes Due 2007: 887151AB4

(CUSIP Number of Classes of Securities)

Roy T. Rimmer, Jr.
Chairman and Chief Executive Officer
TIMCO Aviation Services, Inc.
623 Radar Road
Greensboro, NC 27410
Telephone: (336) 668-4410

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Philip Schwartz, Esq.
Akerman Senterfitt
One Southeast Third Avenue, 28th Floor
Miami, Florida 33131
Telephone: (305) 374-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$129,693,120	$15,265(1)

*	Estimated for purposes of calculating the amount of the filing fee only. The filing fee has been calculated pursuant to Rule 0-11(b)(2) under the Securities Exchange Act of 1934, based upon the book value of the aggregate principal amount of the notes that may be received by TIMCO Aviation Services, Inc. in the exchange offer.

(1)	Previously-paid

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.          ☒

This Amendment No. 4 amends and supplements the tender offer statement on Schedule TO filed by TIMCO Aviation Services, Inc., a Delaware corporation (the “Company”), on January 25, 2005, and amended on February 8, 2005, February 22, 2005 and March 2, 2005, pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to holders of certain outstanding 8% Senior Subordinated Convertible PIK Notes Due 2006 and 8% Junior Subordinated Convertible PIK Notes Due 2007 of an early conversion of such notes, including “payable-in-kind” interest and any accrued but unpaid interest thereon, into a fixed number of shares of the Company’s authorized but unissued common stock, for a premium payable in shares of the Company’s common stock, upon the terms and subject to the conditions described in the Offering Circular and the related Consent and Special Conversion Letter of Transmittal, previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto.

The Schedule TO is hereby amended as follows:

Item 11. Additional Information

On March 9, 2005, the Company issued a press release announcing the results of the Offer and Consent Solicitation, which expired at 5:00 p.m., New York City time, on March 8, 2005. A copy of the press release is filed as Exhibit (a)(5)(i) to the Schedule TO and is incorporated herein by reference.

Item 12. Materials To Be Filed As Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

Exhibit Number	Description of Exhibit
(a)(5)(i)	Press Release dated March 9, 2005

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIMCO AVIATION SERVICES, INC.

Date: March 9, 2005	By:	/s/ Roy T. Rimmer, Jr.

Name: Roy T. Rimmer, Jr. Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

(a)(5)(i)	Press Release dated March 9, 2005

TIMCO Aviation Services, Inc.

NEWS

Release:	March 9, 2005

Contact:	Roy T. Rimmer, Jr., Chairman & Chief Executive Officer
Fritz Baumgartner, Vice President and Corporate Controller
Kevin Carter, Vice President/Planning and Treasurer
(336) 668-4410

TIMCO AVIATION SERVICES, INC. ANNOUNCES EXPIRATION OF OFFER OF
PREMIUM FOR EARLY CONVERSION OF ITS OUTSTANDING SENIOR AND
JUNIOR SUBORDINATED CONVERTIBLE PIK NOTES INTO COMMON STOCK

Greensboro, North Carolina, March 9, 2005 — TIMCO Aviation Services, Inc. (OTCBB:TMAS) today announced that its tender offer to the holders of its 8% senior subordinated convertible PIK notes due 2006 (“Senior Notes”) and its 8% junior subordinated convertible PIK notes due 2007 (“Junior Notes”, and collectively with the Senior Notes, the “Notes”) to receive a 15% premium for agreeing to an early conversion of their Notes into shares of the Company’s authorized but unissued common stock (“Common Stock”) expired on Tuesday, March 8, 2005 at 5 PM, New York City Time. As of 5:00 PM, New York City time, on March 8, 2005, the Company had received tenders and related consents from holders of $58.6 million in aggregate principal amount of the Senior Notes (46.9% of the currently outstanding Senior Notes) and tenders and related consents from holders of $3.6 million in aggregate principal amount of the Junior Notes (75.2% of the currently outstanding Junior Notes).

In accordance with the terms of the offer, all Notes that were properly tendered were accepted for early conversion. The Company received consents representing a majority in aggregate principal amount of the outstanding Junior Notes in the consent solicitation, and accordingly, the proposed amendments to the indenture governing the Junior Notes will become effective upon the closing of the offer. Since the Company did not receive consents representing a majority in aggregate principal amount of the outstanding Senior Notes in the consent solicitation, the indenture governing the Senior Notes will not be amended.

At the closing of the offer, which is expected to take place on Tuesday, March 15, 2005, the Company will issue 145,811,982 shares of its authorized but unissued common stock to the holders of the Senior Notes who tendered in the offer (including 19,018,954 premium shares), 8,056,366 shares of its authorized but unissued common stock to the holders of the Junior Notes who tendered in the offer (including 1,050,830 premium shares), and 70,902,667 shares to LJH Ltd. in connection with its partial exercise of the LJH Warrant. After the closing of the offer, the Company will have 256,412,009 shares outstanding and LJH, Ltd. will own approximately 55.6% of the outstanding common stock.

TIMCO Aviation Services, Inc. announces expiration of offer of premium for early
conversion of its Senior Notes and Junior Notes into Common Stock	Page 2

TIMCO Aviation Services, Inc. is among the world’s largest providers of fully integrated aviation maintenance, repair and overhaul (MR&O) services for major commercial airlines, regional air carriers, aircraft leasing companies, government and military units and air cargo carriers. The Company currently operates four MR&O businesses: Triad International Maintenance Corporation (known as TIMCO), which, with its four active locations (Greensboro, NC, Macon, GA, Lake City, FL and Goodyear, AZ), is one of the largest independent providers of heavy aircraft maintenance services in the world and also provides aircraft storage and line maintenance services; Brice Manufacturing and Aircraft Interior Design, which specialize in the manufacture and sale of new aircraft seats and aftermarket parts and in the refurbishment of aircraft interior components; TIMCO Engineered Systems, which provides engineering services both to our MR&O operations and our customers; and TIMCO Engine Center, which refurbishes JT8D engines and performs on-wing repairs for both JT8D and CFM-56 series engines. Visit TIMCO online at www.timco.aero.

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results in future periods to differ materially from forecasted results. A number of factors, including those identified in the Company’s Tender Offer Statement relating to its tender offer, its Annual Report on Form 10-K for the year ended December 31, 2003 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, could adversely affect the Company’s ability to obtain these results. Copies of the Company’s filings with the U.S. Securities and Exchange Commission are available from the SEC or may be obtained upon request from the Company. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

# # #